UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 7, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / ME) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

MATERIAL FACT

PARTNERSHIP BETWEEN TIM AND COGNA

TIM SA (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law N. 6,404 and with the provisions of CVM Instruction N. 358 and, communicates to its shareholders, the market in general and other interested parties the following:

TIM and Anhanguera Educacional Participações S.A. (“AESAPAR”), subsidiary of Cogna Educação S.A (“Cogna”), jointly referred to as “Partners”, concluded negotiations regarding a strategic partnership (“Partnership”) with the objective of developing offers combined with special benefits for the access to distance education through the Ampli[1] platform.

The Partners highlight the innovative character of the agreement, by combining a digital learning platform developed in mobile-first concept, with the largest 4G infrastructure in Brazil. This is a powerful combination that will expand and encourage access to university courses and free courses for all TIM customers. This approach offers great potential to generate value for both companies through customer base growth and revenue growth.

The Partnership is aligned with the Customer Platform strategy that the Company has been working on since 2020. This strategy seeks to monetize the assets that TIM holds as a mobile operator through strategic partnerships that create value for our customers and for the company itself.

This agreement does not create a joint venture and, therefore, the Partners maintains the independence of their operations. Through a compensation mechanism based on objectives and depending on the evolution of the results of the partnership, TIM will become a minority shareholder of AESAPAR in a new company to be created as a result of the separation of assets from the Ampli platform (“Ampli Co”). The formation and operation of Ampli Co will be submitted to the competent authorities, in particular the Ministry of Education (MEC).

This equity interest can reach up to 30% of the new company’s capital and the subscription of shares must be previously approved by the Administrative Council for Economic Defense – CADE. In the defined plan, there is an expectation of seeking a future IPO (Initial Public Offering).

The Company will keep its shareholders and the market in general informed, in accordance with the regulations in force.

Rio de Janeiro, July 07th, 2021

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

[1] Ampli is an Edtech platform created by Cogna approximately 1 year ago, with under graduation, graduation, and free courses related to the professions of the future. The platform allows weekly admission of students and offers courses of shorter duration, between 18 months and 36 months, with a 30-day free trial.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 7, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer